Fantize LLC
Statement of Cash Flows
(Unaudited)

		For the Period August 24, 2023 (Inception) to December 31, 2023
Cash flows from operating activities:		
Net loss	$	(1,110,000)
Changes in operating assets and liabilities:		
Accounts payable		1,110,000
Net cash used in operating activities		-
Cash flows from investing activities		
Net cash used in investing activities		-
Cash flows from financing activities:		
Net cash provided by financing activities		-
Net cash increase for period		-
Cash at beginning of period		-
Cash at end of year	$	-
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$	-
Interest	$	-